

Mail Stop 3010

January 14, 2010

Mr. James B. Wootton
President
Pathmark Charter Corp.
8405 Pulsar Pl Ste 157
Columbus, OH 43240

> **Re: Pathmark Charter Corp.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 29, 2009**
> **File No. 000- 53838**

Dear Ms. Wootton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1 – Description of Business
Strategies for Identifying and Completing a Business, page 6

1. We note your revised disclosure in response to comments 2 and 5 of our letter dated December 16, 2009. Please revise your relevant disclosures to include a discussion of your specific targeted industries, if any.

2. We note your disclosure in response to previous comment 8. Please briefly expand your revised disclosure to discuss the various transaction structures that you may seek that will not require shareholder approval.

3.   You state in response to previous comment 9 that your management plans to devote approximately 5 hours per week to this venture at the outset and between 5 and 20 hours during the "investigation stage." Please further revise your disclosure to explain the differences between these stages. Indentify in such revised disclosure the criteria that must be met with respect to a potential target, if any, which would necessitate greater participation from your management.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 18

4.   We note your revised disclosure on page 19 that "[t]he Company may consider a business opportunity which … is a developing company in need of additional funds for expansion into new products or markets or … is in need of capital." In light of your poor financial condition, please describe in detail why such company would be interested in pursuing a business combination with you.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or William Demarest, Staff Accountant, at (202) 551-3432 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief